STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300
Kenneth M. Stoner, Esq.	Fax (405) 721-7310	Alanna Horner, Legal Assistant
Perry R. Tirrell, Esq.	eFax (915) 975-8003

April 18, 2008

Mrs. Joanna Lam
U.S. Securities Exchange Commission
Division of Corporate Finance
VIA FAX – 202-772-9368

Re: Nilam Resources, Inc., Commission file number 000-136-8714; Response to Comment Letter of April 3, 2008.

Dear Ms. Lam,

The following responses are respectfully submitted to your Comment Letter dated April 3, 2008, in connection with Nilam Resources, Inc.’s (herein the “Company” or “Registrant”) Form 10-KSB for the fiscal year ended April 30, 2007, and its Form 10-QSB for the quarter ended January 31, 2007, filed with the U.S. Securities and Exchange Commission (the “Commission”). The following responses numerically correspond to the Comments of the Commission.

10-KSB for Fiscal Year Ended April 30, 2007

1.	Financial Statements
Note 1 – Summary of Significant Accounting Policies and Organization Mineral Property

The Company relies on the application of EITF 04-02 regarding the classification of mineral rights as tangible assets. EITF 04-03 provides guidance on testing of assets for impairment for changes in proven and probable future cash flows in developing a test for impairment. In prior discussions with the SEC staff, we were advised that the informal SEC staff position was that “the recoverability of capitalized acquisition costs of mineral rights is presumed to be insupportable under SFAS 144 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7, for a mining company in the exploration stage”. Based on this informal position and the fact that there were no proven or probable deposits of minerals (as defined in Industry Guide 7) on the acquired property, we expensed the costs of mineral rights and the related exploration expenses incurred. Subsequent to the April 30, 2007 form 10-KSB, phase 1 and 2 of the exploration program were completed and it was determined that the mineral rights we not economically viable and we abandoned the claim. The Company feels that the costs paid for the mining rights and exploration costs are properly recorded and no adjustments are necessary.

2.	Financial Statements
Note 3 – Stockholders Equity

The Company recorded the fair value for the shares issued to its president by a related party under SFAS 123R paragraph 11, which requires the Company to record “Share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share- based payment transactions to be accounted for under this Statement unless the transfer is clearly for a purpose other than compensation for services to the reporting entity.”

The Company reviewed the shares issued to Mr. DeMelt and Mr. Grewal and concluded these should have been recorded under the provisions of SFAS 123R paragraph 11. We will amend the 3rd quarter filing to include the shares issued to these two individuals in accordance with SFAS 123R paragraph 11.

The circumstances surrounding the history of the stock conveyances among executives are as follows; Michael Sklavenitis and Karamjit Gill formed Nilam Resources, Inc. Mr. Vare Grewal acted as an unpaid consultant, assisting the Company from time to time in general corporate matters. Mr. Sklavenitis, who also owns a men’s clothing store in Vancouver, B.C., chose to resign from the Company due to conflicting time commitments with his other business and family. Mr. Grewal located Mrs. Sandy Sandu who was willing to serve as an interim executive and director until an experienced mining professional could be located to lead the Company. Mr. Sklavenitis transferred his shares to Mrs. Sandu upon her appointment to the Board of Directors.

Mr. Gill realized that corporate governance issues were more time consuming than he originally understood, thus he also resigned. At the time Mr. Gill was leaving the Company, its only asset was the Lucky Strike claim and the exploration of that property was developing very slowly. Mr. Gill was mindful of the initial investors maintaining the value of their investment, thus he persuaded Mr. Grewal, who had public company experience, mining experience, fundraising ability and industry contacts in South America, to assume the position of Director, Treasurer and Secretary. Mr. Grewal agreed to assume the positions in exchange for Mr. Gill’s shares.

Mrs. Sandu temporarily took over the responsibilities of Director, Chief Executive officer and Chief Financial Officer. She was pleased to serve the Company without compensation on short term basis in order to gain corporate experience. Once Mr. DeMelt was located and agreed to join the company, Mrs. Sandu resigned and transferred her shares to Mr. DeMelt.

3.	Disclosure Controls and Procedures – Item 307 of Regulation S-B;
Assessment of Effectiveness.

See Response to Comment number 4 below.

4.	Disclosure Controls and Procedures – Item 308(c) Disclosure of Changes.

The Company will amend its Item 8 Controls and Procedures as follows;

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. Our President, who is also serving as our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls, procedures and internal control over financial reporting (as defined in Rule 13a-14(c) promulgated under the Securities and Exchange Act of 1934, as amended) and we have concluded these were effective as of April 30, 2007 (the "Evaluation Date"). Based on the evaluation, which disclosed no significant deficiencies or material weaknesses, our Chief Executive Officer/Chief Financial Officer concluded that our disclosure controls and procedures and internal controls over financial reporting have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Other than our changes in reporting stockholder equity pursuant to SFAS 123R, there were no changes in our disclosure controls and procedures or internal control over financial reporting that occurred during the fiscal period covered by this Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company’s internal control over financial reporting disclosure, financial controls, and reporting procedures are consistent with generally accepted accounting principles, and includes those policies and procedures that:

(1)	pertain to the maintenance of records in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only with the authorization of the management and directors of the Company; and

(3)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets, or unauthorized transactions, that could have a material effect on the Company’s financial statements.

The Company believes that its internal controls and procedures relating to its financial reporting are designed to provide reasonable assurance of achieving the Company’s goals of compliance with the Exchange Act. However, the design of any system of financial control is based upon certain assumptions about the likelihood of future events and is affected by the amount of resources available to a company and inherent risks within any control procedure. There can be no assurance that any design will succeed in achieving its stated objectives under all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate. Because of the inherent limitations in financial disclosure, controls, and procedures, the Company may not be able to prevent or detect all misstatements or failures to comply with the Exchange Act. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

5.            Principle Accountant Fees and Services

Webb and Co. was retained as the Company’s independent accountant. The Company has engaged other accounting professionals in Canada that assist the Company with (1) maintaining and preparing the Company’s accounting records, (2) preparing its financial statements and the records that are the basis for the financial statements, and (3) preparing and originating the source data underlying the financial statements.

Neither Webb and Co. nor any of its former or current employees, agents, officers, directors or affiliates, has ever (1) maintained or prepared the Company’s accounting records, (2) prepared the Company’s financial statements (or the records that are the basis for the financial statements) that are filed with the Commission, or (3) prepared or originated source data underlying the Company’s financial statements.

6.            Revision of accounting and disclosures in the Company’s first, second, and third interim reports.

The Company will appropriately revise all accounting and disclosures in the Company’s first, second and third interim reports as necessary upon satisfactory resolution of the Commission’s Comments.

Form 10-QSB for the Quarter Ended January 31, 2008

7.	Financial Statements
Note 2 – Mineral Property – Llipa Project.

As explained in our response to Comment 1, the Company believes that pursuant to guidance from EITF 04-02 and EITF 04-03 it has properly recorded the costs paid for the Llipa mining rights and no adjustments are necessary.

The Company has further researched the history of the Llipa Project, specifically the “social reasons” for its closure, and has discovered non-material inconsistencies with its prior reports. Registrant will amend its section Management’s Discussion Analysis or Plan of Operations, subsection “Mining Claims – Description, Location, Access and Mineralization – Peru Claims” and other relevant section relating to the Llipa Project to include the following disclosures relating to the prior closure and abandonment of the property. Registrant will amend language and facts in its reports which are inconsistent with the following disclosure;

The Llipa property was previously owned by the Milliotingo Mining Company, a Peruvian corporation, which was controlled by the Sacarias family. The mine was operated from approximately 1988 to 1992. The mine, like most others in that region, was closed in 1992 due to a combination of market forces and social reasons. During the early 1990’s, the Túpac Amaru Revolutionary Movement, a left-wing anti-government guerrilla rebel group, (herein “terrorists”) were over running the country of Peru. Such civil unrest was occurring at the same time that international prices for precious metal were rapidly declining. It was common practice in the Ancash mining region for the terrorists to cut the power lines, invade the mining camps and steal the explosives for their rebellion. In some cases, those that resisted the invasion were killed. In the Gran Britanica Mine, located in the same region as the Llipa property, the terrorists executed the senior management of that mining company when they resisted the terrorist’s invasion.

Also, during this time of social unrest, labor unions in the area became increasingly difficult during negotiations. The unions were demanding higher wages, dramatically increased security and the implementation of expensive safety procedures. Ultimately, the Sacarias family was forced to close the Llipa mine due to the increased costs of Union demands, falling metal prices, safety concerns and to avoid the risk of terrorist invasion.

The terrorist activity in the country ended rather abruptly in 1997 after an internationally publicized incident where terrorists held 72 people hostage in the Japanese Embassy in Lima, Peru for 126 days. Ultimately, military commandos stormed the embassy and ended the standoff. Most of the rebel forces were killed or imprisoned after that event.

Today, the international community considers Peru a stable country with a robust economy. This is evidenced by the United States Congress ratifying the US-Peru Trade Promotion Agreement in December of 2007. The Company’s management believes that Peru’s unique history combined with the surging prices for gold, silver and copper creates a unique business opportunity for the Company and investors.

8.	Financial Statements
Note 2 – Notes Payable/Related Party

The Company agrees that additional disclosures may be helpful to a broader understanding of the Llipa property purchase transaction. We submit the following statement and will amend our reports accordingly;

Shortly prior to Mr. DeMelt joining the Company as a Director, he was in the process of acquiring the Llipa property for his personal portfolio of mineral interests. He had placed a $50,000 deposit toward the $100,000 sale price of the property. Once Mr. DeMelt was appointed as a director, he agreed to transfer the sale contract to the Llipa property to the Company and, as a term of that conveyance, the Company committed to invest in exploration on the property. The Company paid to the seller the remaining balance of $50,000 in cash and executed a promissory note to Mr. DeMelt for repayment of his $50,000 deposit to fully acquire the Llipa mineral property.

The cash paid to the seller, MRC1 Explorations, EIRL, was raised by the sale of restricted equity securities to unrelated parties in reliance upon Regulation S under the Securities Act of 1933, as amended.

The seller of the Llipa property is not a related party.

9.	Management’s Discussion Analysis or Plan of Operations
Plan of Operations

The Company will amend its Management’s Discussion Analysis or Plan of Operations section relating to the Pativilca Gold Mine to include the following disclosures relating to certain material uncertainties.

Several material uncertainties exist relating to the Pativilca Gold Mine. First, in order to complete the acquisition of the property, the Company must be able to raise the funds necessary to fund the terms of the agreement. The officers and directors must raise $1,500,000 through the sale of equity securities or loans finance the acquisition. The Company may be able to pay a small portion of the purchase price from revenues from the sale of minerals recovered on the property. The Company cannot provide any assurances that it will be able to raise the funds necessary to close the acquisition, nor that it will be able to recover and sell any minerals on the Pativilca property.

Additionally, the Company must raise further operating funds for the Pativilca Gold Mine to complete the exploration of that property and, if warranted, to make the property operational. The Company estimates that it will require an additional $138,000 to complete the necessary exploration in order to project probable reserves on the property. Further, should the exploration indicate economically viable probable reserves, a minimum of $380,000 will be necessary over the next four to six months to pay employees, mine workers, engineers, to purchase necessary vehicles, tools, supplies and chemicals. Additional funds beyond those stated could be needed for unforeseen expenses or in the event the Company is unable to develop revenue from the property. The Company is hopeful that it can raise the necessary funds, but can provide no assurances that it will be able to raise the necessary capital to complete the exploration and commence operations.

Should the Company raise the necessary capital and acquire the Pativilca Gold Mine, the Company can provide no assurances that there are commercially viable quantities of minerals on the property. At this preliminary stage, the Company makes no statement as to indicated or proven reserves. The Company has taken assays from the existing mineral veins but has not completed a full exploration program. Company is planning to implement an exploration program on the Pativilca property which will include additional drilling and sampling however the details of the exploration plan are under contemplation by the officers, geologists, engineers and technical staff of the Company. It is expected that the Company will announce the details of its exploration program by June of 2008. The Company will, at minimum establish a probable (indicated) reserve figure prior to commencing any mining operations. Should the Company discover through its exploration program that the Pativilca’s probable reserves are not commercially viable, the company will not commence mining operations.

A further material uncertainty is the fact that the Company does not have permits for the use of explosive devices. Nor does the Company have permits for water usage at the Pativilca property. These permits are necessary to operate a mine. Those permits are issued by the Department of Mines, a subdivision of the Peruvian Government. Although the Company believes that it will be able to obtain those permits within a reasonable amount of time and moderate expense, it cannot provide any assurances of such. If the Company cannot obtain such permits, it must subcontract with, or lease the property to, a Company with the necessary permits to conduct the exploration and/or production.

10.	Exhibits 31.1 and 32.2 – Certifications

The Company will file an amended Form 10-QSB with an amended Exhibit 31.1 and 32.2 Certification of its Chief Executive Officer and its acting Chief Financial Officer with the section 4 (d) amended to read as follows;

“disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter ended January 31, 2008 (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;”

The Company intends to file an amended Form 10-KSB and Form 10-QSB to satisfy all the applicable disclosure requirements upon resolving the above Comments to the satisfaction of the Commission. Further, the company acknowledges that a) it is responsible for the adequacy and accuracy of the disclosure in the filing; b) staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please contact us should you have further comment.

Very truly yours,

STEPHEN A. ZRENDA, JR., P.C.

Kenneth M. Stoner
Counsel for Nilam Resources, Inc.

cc: Nilam Resources, Inc.